FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Renewal of Normal Course Issuer Bid

Toronto, Ontario (December 19, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has filed with, and received acceptance from the Toronto Stock Exchange (“TSX”) of, a Notice of Intention to make a Normal Course Issuer Bid permitting Alamos to purchase for cancellation up to 18,605,661 Class A Common Shares (“Common Shares”), representing 5% of the Company’s public float of the Common Shares, outstanding as at December 13, 2024. This represents approximately 4.4% of the Company’s total issued and outstanding Common Shares, as at December 13, 2024. The Company’s public float was 372,113,224 Common Shares and total issued and outstanding Common Shares was 420,282,115 Common Shares.

Alamos may purchase Common Shares under the Normal Course Issuer Bid over the twelve-month period beginning December 24, 2024 and ending December 23, 2025. Any purchases made under the Normal Course Issuer Bid will be effected through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange. The maximum number of Common Shares that Alamos may purchase on the TSX on a daily basis, other than pursuant to block purchase exceptions, is 191,171 Common Shares.

The price for any repurchased Common Shares will be the prevailing market price at the time of the purchase. All Common Shares purchased by Alamos will be cancelled. Purchase and payment for the Common Shares will be made by Alamos in accordance with the requirements of the TSX and applicable securities laws.

A Normal Course Issuer Bid is being undertaken as the Company and its Board of Directors believe the price of its Common Shares from time to time to be not reflective of the underlying value of the Company. The Company believes it is advantageous to its shareholders to engage in repurchases of Common Shares, from time to time, when they are trading at prices which reflect a discount from their value by increasing the proportionate share of ownership of the Company to remaining shareholders. Under its previous Normal Course Issuer Bid which commenced on December 24, 2023 and will terminate on December 23, 2024, Alamos sought the purchase of up to 34,485,405 Common Shares and no purchases were made.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws ("Forward-looking Statements"). All statements in this news release, including statements regarding potential future purchases by Alamos of its Common Shares pursuant to the NCIB, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are Forward-looking Statements. Forward-looking Statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is “expected", "anticipates", "plans" or “is planned”, “trends”, "estimates", "intends" or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Alamos cautions readers not to place undue reliance on the forward-looking statements in the information and content on this news release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the Forward-looking Statements. These factors include, but are not limited to: changes in the financial markets, changes in applicable laws and governmental regulations, fluctuations the price of gold, fluctuations in relative currency values, risks related to obtaining and maintaining necessary permits and the unpredictability of and fluctuation in the trading price of the Company’s common shares.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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